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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For January 10, 2006

Commission file number:   000-50376

Northern Canadian Minerals Inc.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

                    No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes

                    No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Canadian Minerals Inc.

(Registrant)

“Peeyush Varshney”

Date:   January 10, 2006

____________________________________

Peeyush Varshney, CFO & Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 - 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

January 10, 2006

Item 3.

Press Release

Issued on January 10, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce the appointment of Mr. Keith Laskowski to the position of Vice President - Exploration, effective January 1, 2006.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 - 925 West Georgia St.

Suite 1304 - 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 10th day of January 2006.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, January 10, 2006

Contact:

Investor Relations

(No.2006-01-02)

Phone (604) 684-2181

info@northerncanadian.ca

APPOINTMENT OF KEITH LASKOWSKI AS VICE PRESIDENT - EXPLORATION

Vancouver, British Columbia - January 10, 2006 - Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the "Company") is pleased to announce the appointment of Mr. Keith Laskowski to the position of Vice President - Exploration, effective January 1, 2006.

Mr. Laskowski holds an MSc in Geology, from the Colorado School of Mines, and is a Qualified Person, as defined by NI 43-101, with over 25 years of experience in uranium, precious metals and base metals exploration, and mine geology.   Mr. Laskowski started his exploration career in 1979 and has visited and/or studied the major uranium deposits in Mongolia, the Athabasca Basin, Elliot Lake, Rossing, Langer Heinrich and the Witswatersrand Basin.

Mr. Laskowski brings extensive international exploration experience to the Company.  His focus has been on the identification and acquisition of quality exploration projects. In the past, he has served as the President and CEO of the Gallant Minerals group of exploration companies, from 1997-2005, based in London and exploring in Peru and Mongolia.  With Gallant, he directed the acquisition of 14 uranium exploration properties in Mongolia, which were subsequently ventured to Erdene Gold (TSX) and International Uranium Corporation (TSX).

Prior to his tenure with Gallant, Mr. Laskowski worked 17 years with Newmont Exploration Ltd., where he managed regional exploration offices in North Carolina and Minnesota, and obtained operating experience in the Post and Carlin gold mines in Nevada (U.S.A.).  He also managed resource definition programs in Idaho and Alaska.   Since 1983, Mr. Laskowski has authored or co-authored six geological publications.

As part of Mr. Laskowski's compensation package, 500,000 stock options have been granted at an exercise price of $0.35 per share.  These options are exercisable until December 31, 2008 and will vest over a period of 2 years.  The granting of these stock options is subject to shareholder approval at the Company's next Annual General Meeting.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hari B. Varshney"

Hari B. Varshney

President

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca